Exhibit 4.1

AMENDMENT NO. 2 TO AMENDED AND RESTATED
RIGHTS AGREEMENT

AMENDMENT NO. 2 (this “Amendment”) dated as of March 8, 2013 to the AMENDED AND RESTATED RIGHTS AGREEMENT dated as of December 20, 2005 (as amended by the Amendment thereto dated February 23, 2011, the “Rights Agreement”) by and between QUICKSILVER RESOURCES INC., a Delaware corporation (the “Corporation”), and COMPUTERSHARE SHAREOWNER SERVICES LLC (f/k/a MELLON INVESTOR SERVICES LLC), a New Jersey limited liability company (the “Rights Agent”).
WHEREAS, the Corporation may from time to time supplement or amend the Rights Agreement pursuant to Section 27 thereof; and
WHEREAS, the Corporation desires to amend the Rights Agreement as set forth herein;
NOW, THEREFORE, the parties hereto hereby agree as follows:
Section 1. Amendments.
(a) Section 1(a) of the Rights Agreement is hereby deleted in its entirety and replaced with the following:
“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the then outstanding Common Shares (other than as a result of a Permitted Offer) or was such a Beneficial Owner at any time after the date hereof, whether or not such Person continues to be the Beneficial Owner of 15% or more of the then outstanding Common Shares. Notwithstanding the foregoing, (i) the term “Acquiring Person” shall not include:
(A) the Corporation;
(B) any Subsidiary of the Corporation;
(C) any employee benefit plan of the Corporation or of any Subsidiary of the Corporation;
(D) any Person or entity organized, appointed or established by the Corporation for or pursuant to the terms of any such plan; or
(E) any Grandfathered Stockholder, unless and until such Grandfathered Stockholder shall acquire after the date hereof Beneficial Ownership of any additional Common Shares (other than any such ownership resulting from (1) the exercise of any options or the vesting of any restricted shares or restricted stock units, in each case, granted prior to the date hereof to such Grandfathered

Stockholder under any employee benefit or compensation plan of the Corporation or any of its Subsidiaries, (2) the acquisition of Common Shares under the Corporation’s 401(k) plan, (3) the granting of any options, restricted stock or restricted stock units after the date hereof under any employee benefit or compensation plan of the Corporation or any of its Subsidiaries where such grant has been approved by the compensation committee of the Board or (4) the acquisition of Beneficial Ownership of Common Shares from another Grandfathered Stockholder); provided that no Grandfathered Stockholder shall be deemed to be an “Acquiring Person” as a result of an acquisition of Beneficial Ownership of Common Shares if, as a result of such acquisition, the Ownership Percentage of all Grandfathered Stockholders does not increase above the Ownership Percentage of all Grandfathered Stockholders as of the date hereof;
and (ii) no Person shall be deemed to be an “Acquiring Person” as a result of the acquisition of Common Shares by the Corporation which, by reducing the number of Common Shares outstanding, increases the proportional number of shares beneficially owned by such Person together with all Affiliates and Associates of such Person, except that if (1) a Person would become an Acquiring Person (but for the operation of this clause (ii) as a result of the acquisition of Common Shares by the Corporation), and (2) after such share acquisition by the Corporation, such Person, or an Affiliate or Associate of such Person, becomes the Beneficial Owner of any additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Corporation on the outstanding Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed an Acquiring Person. Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an “Acquiring Person” as defined pursuant to the foregoing provisions of this Section 1(a) has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person” as defined pursuant to the foregoing provisions of this Section 1 (a), then such Person shall not be deemed to be or to have been an “Acquiring Person” for any purposes of this Agreement.
(b)    A new subsection “(v)” shall be added to Section 1 of the Rights Agreement, and the remainder of Section 1 shall be renumbered accordingly, to provide the following:
“(v)    “Ownership Percentage” shall mean, with respect to all Grandfathered Stockholders, the percentage of the outstanding Common Shares that all Grandfathered Stockholders Beneficially Own as of any determination date; provided that for purposes of calculating such Ownership Percentage as of the date hereof, the ownership reported on Schedule 13D on September 13, 2012 by Quicksilver Energy, L.P., Pennsylvania Management LLC, Glenn Darden, Thomas Darden and Anne Darden Self shall be conclusively deemed to be the basis for such calculation.”

(c)    Clause (i) of Section 7(a) of the Rights Agreement is hereby amended by replacing “March 11, 2013” with “March 11, 2016” and all references in the Rights Agreement to the “Final Expiration Date” or to “March 11, 2013” shall be deemed to mean March 11, 2016.
(d)    Section 7(b) of the Rights Agreement is hereby amended by replacing “$180.00” with $10.00 in the first sentence thereof.
Section 2. Effect of Amendment. Except as expressly amended hereby, the Rights Agreement shall remain in full force and effect in accordance with the provisions thereof. From and after the date hereof, any reference to the Rights Agreement shall mean the Rights Agreement as amended hereby.
Section 3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State; except that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within such state.
Section 4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers, all as of the day and year first written above.

QUICKSILVER RESOURCES INC.
By:	/s/ John C. Cirone
Name: John C. Cirone
Title: Executive Vice President, General Counsel and Secretary

COMPUTERSHARE SHAREOWNER SERVICES LLC
By:	/s/ Lennie Kaufman
Name: Lennie Kaufman
Title: Vice President and Regional Manager

[Signature Page to Rights Plan Amendment]